UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
FGL HOLDINGS
 (Name of Issuer)
Ordinary Shares, par value $0.0001 per share

 (Title of Class of Securities)
G3402M102
(CUSIP Number)
November 30, 2017
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[     ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[     ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

SCHEDULE 13G
CUSIP No. G3402M102	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
GIC PRIVATE LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,767,945 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,767,945 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,767,945 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount includes 2,333,333 Shares obtainable upon exercise of warrants.

SCHEDULE 13G
CUSIP No. G3402M102	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
CORAL BLUE INVESTMENT PTE. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
14,767,945 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
14,767,945 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,767,945 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount includes 2,333,333 Shares obtainable upon exercise of warrants.

SCHEDULE 13G
Page 4 of 8 Pages

Item 1(a).	Name of Issuer:
FGL Holdings (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

Sterling House, 16 Wesley Street, Hamilton HM CX, Bermuda

Item 2(a).	Name of Person Filing

GIC Private Limited; and
Coral Blue Investment Pte. Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of GIC Private Limited and Coral Blue Investment Pte. Ltd.is as follows:

168 Robinson Road
#37-01 Capital Tower
Singapore
068912
 Republic of Singapore

Item 2(c).	Citizenship:

GIC Private Limited and Coral Blue Investment Pte. Ltd. are established under the Companies Act of the Republic of Singapore.

Item 2(d).	Title of Class of Securities:
Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:
G3402M102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

(a - c)  The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

SCHEDULE 13G
Page 5 of 8 Pages

	Number of Shares
	No. of Securities Beneficially Owned	Power to Vote		Power to Dispose
Reporting Person		Sole	Shared(1)	Sole	Shared(1)	Percent of Class(2)
GIC Private Limited	14,767,945	0	14,767,945	0	14,767,945	6.8%
Coral Blue Investment Pte. Ltd.	14,767,945	0	14,767,945	0	14,767,945	6.8%
Total(3) (all Reporting Persons)	14,767,945	0	14,767,945	0	14,767,945	6.8%

(1)
This amount includes 2,333,333 Shares obtainable upon exercise of warrants.  Coral Blue Investment Pte. Ltd. shares the power to vote and the power to dispose of all such shares with GIC Private Limited.

(2)
Calculated based on the sum of (i) 214,370,000 Shares outstanding as of November 30, 2017, according to the Issuer’s report on Form 8-K, filed December 1, 2017, and (ii) 2,333,333 Shares that each Reporting Person has the right to acquire upon exercise of warrants, which have been added to the Shares Outstanding pursuant to Rule 13d-3(d) under the Act

(3)	The reporting persons disclaim membership in a group.
Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
Page 6 of 8 Pages

 SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 11, 2017.

December 11, 2017	GIC PRIVATE LIMITED

	By:	/s/ Jimmy Teo Poh Leong
	Name:	Jimmy Teo Poh Leong
	Title:	Senior Vice President

December 11, 2017	By:	/s/ Celine Loh Sze Ling
	Name:	Celine Loh Sze Ling
	Title:	Senior Vice President

December 11, 2017	CORAL BLUE INVESTMENT PTE. LTD.

	By:	/s/ Girish Karira
	Name:	Girish Karira
	Title:	Director

SCHEDULE 13G
Page 7 of 8 Pages

 EXHIBIT INDEX

Exhibit		Page Number

Exhibit A:	Joint Filing Agreement	8

SCHEDULE 13G
Page 8 of 8 Pages

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Ordinary Shares, par value $0.0001 per share of CF Corporation dated as of December 11, 2017 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

December 11, 2017	GIC PRIVATE LIMITED

	By:	/s/ Jimmy Teo Poh Leong
	Name:	Jimmy Teo Poh Leong
	Title:	Senior Vice President

December 11, 2017	By:	/s/ Celine Loh Sze Ling
	Name:	Celine Loh Sze Ling
	Title:	Senior Vice President

December 11, 2017	CORAL BLUE INVESTMENT PTE. LTD.

	By:	/s/ Girish Karira
	Name:	Girish Karira
	Title:	Director